Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated May 17, 2022 Relating to Prospectus dated May 17, 2022 Registration No. 333-263282

GREAT ELM CAPITAL CORP. ANNOUNCES LAUNCH OF NON-TRANSFERABLE RIGHTS OFFERING

WALTHAM, MA, May 17, 2022 – Great Elm Capital Corp. (the “Company” or “GECC”) (NASDAQ: GECC) announced today the terms of its previously announced non-transferable subscription rights offering to purchase shares of its common stock.

The Company will issue to its stockholders of record as of 5:00 p.m., New York City time, on May 23, 2022, non-transferable rights to subscribe for up to an aggregate of 4,601,391 shares of the Company’s common stock. Record date stockholders will receive one right for each share of common stock owned on the record date. The rights entitle the holders to purchase at the subscription price one new share of common stock for every one right held, and record date stockholders who fully exercise their rights will be entitled to subscribe, subject to certain limitations set forth in the prospectus and subject to allotment, for additional shares of common stock that were not subscribed for by other holders of record.  Stockholders may exercise their rights at any time during the subscription period, which commences on May 26, 2022 and ends at 5:00 p.m., New York City time, on June 10, 2022, unless extended by the Company in its sole discretion (the “Expiration Date”).

The Company intends to use the net proceeds from the offering primarily to (i) make opportunistic investments, in accordance with its investment objectives and policies, including investments in specialty finance businesses and (ii) for general corporate purposes.

“I am excited to launch the rights offering, which will provide capital to execute on our growth strategy and pursue our robust pipeline of investments. Increased scale will benefit our shareholders as we leverage our infrastructure and further diversify our portfolio” said Matt Kaplan, GECC’s Chief Executive Officer. “Our focus on Specialty Finance is gaining traction, with approximately one third of our portfolio invested in Specialty Finance companies and related assets entering the second quarter, which we intend to grow to approximately half of our portfolio over time. While the macro environment remains challenging, we are confident in our ability to execute on the strategic direction outlined in March.”

The rights are non-transferable and will not be listed for trading on the Nasdaq Global Market or any other stock exchange. The rights may not be purchased or sold, and there will not be any market for trading the rights. The shares of the Company’s common stock to be issued pursuant to the offering will be listed for trading on the Nasdaq Global Market under the symbol “GECC.”

The subscription price for the shares of common stock to be issued pursuant to the offering will be $12.50 per share. Rights holders will be required initially to pay for both the shares of common stock subscribed for pursuant to the initial subscription right and, if eligible, any additional shares of common stock subscribed for pursuant to the over-subscription privilege.

Great Elm Group, Inc. (“GEG”) intends to subscribe for at least $12.5 million in the rights offering, and certain other affiliates of GEG (the “Participating Shareholders”) have indicated that they intend to subscribe. Any over-subscription by the Participating Shareholders will be effected only after pro rata allocation of over-subscription shares to record date holders (other than the Participating Shareholders) who fully exercise all rights issued to them. Accordingly, there can be no assurance that the Participating Shareholders will acquire any shares of the Company’s common stock through their exercise of over-subscription privileges.

Important Dates to Remember

Record Date	May 23, 2022 at 5:00 p.m. New York City time
Subscription Period	From May 26, 2022 to June 10, 2022 (unless the offering is extended)
Expiration Date	June 10, 2022 (unless the offering is extended)
Deadline for Delivery of Subscription Certificates and Payment for Shares	June 10, 2022 at 5:00 p.m. New York City time (unless the offering is extended)

Oppenheimer & Co. Inc. and Imperial Capital, LLC are acting as dealer managers for the offering.

About Great Elm Capital Corp.

Great Elm Capital Corp. is an externally managed, business development company that seeks to generate current income and capital appreciation by investing in debt and income generating equity securities, including investments in specialty finance businesses.

Investors are advised to carefully consider the investment objectives, risks and charges and expenses of GECC before investing.  The prospectus, dated May 17, 2022, which has been filed with the Securities and Exchange Commission (“SEC”), contains a description of these matters and other important information about GECC and should be read carefully before investing.  A copy of the prospectus may be obtained by contacting Oppenheimer & Co. Inc., 85 Broad Street, 26th Floor, New York, NY 10004, Attn: Syndicate Prospectus Department, telephone (212) 667-8055 or email: EquityProspectus@opco.com or Imperial Capital, LLC, Attention: Prospectus Department, 10100 Santa Monica Blvd., Suite 2400, Los Angeles, CA 90067 or by phone: 310-246-3700.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities described herein, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this communication that are not historical facts are “forward-looking” statements within the meaning of the federal securities laws. These statements are often, but not always, made through the use of words or phrases such as “expect,” “anticipate,” “should,” “will,” “estimate,” “designed,” “seek,” “continue,” “upside,” “potential” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are: conditions in the credit markets, the price of GECC common stock, the performance of GECC’s portfolio and investment manager and risks associated with the economic impact of the COVID-19 pandemic on GECC and its portfolio companies. Information concerning these and other factors can be found in GECC’s Annual Report on Form 10-K, GECC’s Quarterly Reports on Form 10-Q and other reports filed with the SEC. GECC assumes no obligation to, and expressly disclaims any duty to, update any forward-looking statements contained in this communication or to conform prior statements to actual results or revised expectations except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Media & Investor Contact:

Investor Relations
+1 (617) 375-3006
investorrelations@greatelmcap.com